# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Aerospace Ltd., CIK 0001867102
CUSIP: G9471C107
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Date of event which requires filing of this statement: 08/05/2026
Amends the filing with accession number 0001104659-24-110937
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, Mudrick Capital Management, L.P., 31 W. 52nd Street, 16th Floor, New York, New York (NY), 10019, 646-747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 105,401,051; sole dispositive power 0; shared dispositive power 105,401,051; aggregate amount beneficially owned 105,401,051 (55% of the class)
  Comment: Rows 8, 10 and 11 include (i) 52,159,585 ordinary shares, par value $0.001 per share ("Ordinary Shares"), of Vertical Aerospace Ltd. (the "Issuer"), (ii) 48,675,466 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of Existing Warrants, 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, LP, Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Co-Investment Opportunity III, L.P. and certain accounts managed by Mudrick Capital Management, L.P. (collectively, the "Mudrick Funds"), in the aggregate.
  
  Row 13 is based on 191,631,773 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 48,675,466 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes, (iii) 400,000 Ordinary Shares issuable upon exercise of Existing Warrants, (iv) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Capital Management, LLC (CIK 0001730922): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 105,401,051; sole dispositive power 0; shared dispositive power 105,401,051; aggregate amount beneficially owned 105,401,051 (55% of the class)
  Comment: Rows 8, 10 and 11 include (i) 52,159,585 Ordinary Shares of the Issuer, (ii) 48,675,466 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of Existing Warrants, 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by the Mudrick Funds in the aggregate.
  
  Row 13 is based on 191,631,773 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 48,675,466 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes, (iii) 400,000 Ordinary Shares issuable upon exercise of Existing Warrants, (iv) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Jason Mudrick (CIK 0001367262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 105,401,051; sole dispositive power 0; shared dispositive power 105,401,051; aggregate amount beneficially owned 105,401,051 (55% of the class)
  Comment: Rows 8, 10 and 11 include (i) 52,159,585 Ordinary Shares of the Issuer, (ii) 48,675,466 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of Existing Warrants, 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by the Mudrick Funds in the aggregate.
  
  Row 13 is based on 191,631,773 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 48,675,466 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes, (iii) 400,000 Ordinary Shares issuable upon exercise of Existing Warrants, (iv) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Fund Global, L.P. (CIK 0001470474): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,586,781; sole dispositive power 0; shared dispositive power 22,586,781; aggregate amount beneficially owned 22,586,781 (15.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 11,253,764 Ordinary Shares of the Issuer, (ii) 10,426,735 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 94,138 Ordinary Shares issuable upon the exercise of Existing Warrants, 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by the Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 149,723,324 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 10,426,735 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., (iii) 94,138 Ordinary Shares issuable upon exercise of Existing Warrants, held by Mudrick Distressed Opportunity Fund Global, L.P., (iv) 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick GP, LLC (CIK 0001656059): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,586,781; sole dispositive power 0; shared dispositive power 22,586,781; aggregate amount beneficially owned 22,586,781 (15.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 11,253,764 Ordinary Shares of the Issuer, (ii) 10,426,735 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 94,138 Ordinary Shares issuable upon the exercise of Existing Warrants, 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 149,723,324 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 10,426,735 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., (iii) 94,138 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Fund Global, L.P., (iv) 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P. (CIK 0001763080): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,798,753; sole dispositive power 0; shared dispositive power 13,798,753; aggregate amount beneficially owned 13,798,753 (9.5% of the class)
  Comment: Rows 8, 10 and 11 include (i) 7,268,224 Ordinary Shares of the Issuer, (ii) 6,008,293 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 54,246 Ordinary Shares issuable upon the exercise of Existing Warrants, 233,995 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 233,995 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by the Mudrick Distressed Opportunity Drawdown Fund II, L.P.
  
  Row 13 is based on 144,920,836 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 6,008,293 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown fund II, L.P., (iii) 54,246 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Drawdown Fund II, L.P., (iv) 233,995 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 233,995 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (CIK 0001813394): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,440,264; sole dispositive power 0; shared dispositive power 1,440,264; aggregate amount beneficially owned 1,440,264 (1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 758,631 Ordinary Shares of the Issuer, (ii) 627,123 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 5,662 Ordinary Shares issuable upon the exercise of Existing Warrants, 24,424 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 24,424 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by the Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 139,071,940 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 627,123 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.,, (iii) 5,662 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iv) 24,424 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 24,424 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (CIK 0001813765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,239,017; sole dispositive power 0; shared dispositive power 15,239,017; aggregate amount beneficially owned 15,239,017 (10.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 8,026,855 Ordinary Shares of the Issuer, (ii) 6,635,416 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 59,908 Ordinary Shares issuable upon the exercise of Existing Warrants, 258,419 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 258,419 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 145,602,469 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 6,635,416 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iii) 59,908 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iv) 258,419 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 258,419 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (CIK 0001860577): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,609,563; sole dispositive power 0; shared dispositive power 3,609,563; aggregate amount beneficially owned 3,609,563 (2.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,901,267 Ordinary Shares of the Issuer, (ii) 1,571,686 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon the exercise of Existing Warrants, 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 140,098,603 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 1,571,686 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iii) 14,190 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iv) 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (CIK 0001959099): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,609,563; sole dispositive power 0; shared dispositive power 3,609,563; aggregate amount beneficially owned 3,609,563 (2.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,901,267 Ordinary Shares of the Issuer, (ii) 1,571,686 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon the exercise of Existing Warrants, 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 140,098,603 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 1,571,686 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iii) 14,190 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iv) 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity SIF Master Fund, L.P. (CIK 0001875540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,637,302; sole dispositive power 0; shared dispositive power 2,637,302; aggregate amount beneficially owned 2,637,302 (1.9% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,339,287 Ordinary Shares of the Issuer, (ii) 1,194,215 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon the exercise of Existing Warrants, 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13 is based on 139,688,322 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 1,194,215 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iii) 10,782 Ordinary Shares issuable upon exercising of Existing Warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iv) 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity SIF GP, LLC (CIK 0001959041): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,637,302; sole dispositive power 0; shared dispositive power 2,637,302; aggregate amount beneficially owned 2,637,302 (1.9% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,339,287 Ordinary Shares of the Issuer, (ii) 1,194,215 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon the exercise of Existing Warrants, 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13 is based on 139,688,322 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 1,194,215 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iii) 10,782 Ordinary Shares issuable upon exercising of Existing Warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iv) 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Stressed Credit Master Fund, L.P. (CIK 0001958524): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,967,410; sole dispositive power 0; shared dispositive power 2,967,410; aggregate amount beneficially owned 2,967,410 (2.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,326,528 Ordinary Shares of the Issuer, (ii) 1,515,808 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon the exercise of Existing Warrants, 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Stressed Credit Master Fund, L.P.
  
  Row 13 is based on 140,031,189 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 1,515,808 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Stressed Credit Master Fund, L.P. or on behalf of MSC Fund A, (iii) 33,540 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Stressed Credit Master Fund, L.P., (iv) 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Stressed Credit Fund GP, LLC (CIK 0001958558): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,967,410; sole dispositive power 0; shared dispositive power 2,967,410; aggregate amount beneficially owned 2,967,410 (2.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,326,528 Ordinary Shares of the Issuer, (ii) 1,515,808 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon the exercise of Existing Warrants, 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Stressed Credit Master Fund, L.P.
  
  Row 13 is based on 140,031,189 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of the Amendment No. 6), (ii) 1,515,808 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Stressed Credit Master Fund, L.P. or on behalf of MSC Fund A, (iii) 33,540 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Stressed Credit Master Fund, L.P., (iv) 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Opportunity Co-Investment Fund, L.P. (CIK 0001899917): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,301,190; sole dispositive power 0; shared dispositive power 2,301,190; aggregate amount beneficially owned 2,301,190 (1.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,183,589 Ordinary Shares of the Issuer, (ii) 1,107,601 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon the exercise of Existing Warrants, in each case, directly held by Mudrick Opportunity Co-Investment Fund, L.P.
  
  Row 13 is based on 139,507,908 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 1,107,601 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 10,000 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Opportunity Co-Investment Fund, L.P.
- Mudrick Opportunity Co-Investment Fund GP, LLC (CIK 0001959101): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,301,190; sole dispositive power 0; shared dispositive power 2,301,190; aggregate amount beneficially owned 2,301,190 (1.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,183,589 Ordinary Shares of the Issuer, (ii) 1,107,601 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon the exercise of Existing Warrants, in each case, directly held by Mudrick Opportunity Co-Investment Fund, L.P.
  
  Row 13 is based on 139,507,908 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 1,107,601 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 10,000 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Opportunity Co-Investment Fund, L.P.
- Mudrick Distressed Opportunity Drawdown Fund III, L.P. (CIK 0002024855): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 576,846; sole dispositive power 0; shared dispositive power 576,846; aggregate amount beneficially owned 576,846 (.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 265,045 Ordinary Shares of the Issuer, (ii) 64,399 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, (iii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (iv) 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund III, L.P.
  
  Row 13 is based on 138,702,108 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 64,399 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, (iii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (iv) 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC (CIK 0002051254): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 576,846; sole dispositive power 0; shared dispositive power 576,846; aggregate amount beneficially owned 576,846 (.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 265,045 Ordinary Shares of the Issuer, (ii) 64,399 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, (iii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (iv) 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund III, L.P.
  
  Row 13 is based on 138,702,108 Ordinary Shares outstanding, which includes (i) 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6), (ii) 64,399 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, (iii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (iv) 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Co-Investment Opportunity III, L.P. (CIK 0002077722): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (.2% of the class)
  Comment: Rows 8, 10 and 11 include 250,000 Ordinary Shares of the Issuer directly held by Mudrick Co-Investment Opportunity III, L.P.
  
  Row 13 is based on 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6).
- Mudrick Co-Investment Opportunity III GP, LLC (CIK 0002100159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (.2% of the class)
  Comment: Rows 8, 10 and 11 include 250,000 Ordinary Shares of the Issuer directly held by Mudrick Co-Investment Opportunity III, L.P.
  
  Row 13 is based on 138,390,307 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of Amendment No. 6).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Vertical Aerospace Ltd.
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Comment: This Amendment No. 8 ("Amendment No. 8") amends the statement on Schedule 13D (as amended from time to time, the "Schedule 13D") originally filed by the Reporting Persons October 23, 2024, and relates to the ordinary shares, par value $0.001 per share ("Ordinary Shares"), of Vertical Aerospace Ltd. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 8 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 of the Schedule 13D is amended and supplemented as follows:

As previously disclosed by the reporting persons in Amendment No. 7 to this Schedule 13D, MCM and the Company entered into a Convertible Note Purchase Agreement, dated April 20, 2026 (the "Convertible Note Purchase Agreement"), pursuant to which the Company has the right, but not the obligation, to cause MCM to purchase up to $50,000,000 in aggregate original principal amount of additional Convertible Senior Secured Notes (the "Additional Notes") to be issued under the Indenture during a period of one year following the date of the Convertible Note Purchase Agreement. Since April 20, 2026, the Company has caused MCM, on behalf of certain of the Reporting Persons, to purchase $15,000,000 in Additional Notes. On August 5, 2026, pursuant to a financing term sheet (the "Term Sheet") entered into among MCM, the Company and certain other parties thereto, MCM agreed in principle, subject to further negotiation and the execution of definitive agreements, to purchase the remaining $35,000,000 Additional Notes that have not been yet been purchased under the Convertible Note Purchase Agreement on the amended terms set forth in the Term Sheet. Additionally, MCM and the Company agreed to enter into a shareholder agreement (the "Shareholder Agreement") with respect to certain governance matters in connection with the closing of the purchase of the Additional Notes pursuant to the Term Sheet. The descriptions of the Term Sheet and Shareholder Agreement are incorporated by reference herein from Item 6 of this Amendment No. 8.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 8 are incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 8 are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
This Item 5(c) of the Schedule 13D is amended and supplemented as follows:

Except as set forth in Exhibit 21 attached hereto, there have been no transactions in Issuer securities effected by the Reporting Persons in the last sixty days.
Other persons with the right to receive dividends or sale proceeds:
This Item 5(d) of the Schedule 13D is amended and supplemented as follows:

Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Item 6 of the Schedule 13D is amended and supplemented as follows:

The information disclosed in Item 4 of this Amendment No. 8 is incorporated by reference herein.

Term Sheet

On August 5, 2026, MCM entered into the Term Sheet with the Company, pursuant to which MCM, on behalf of certain of the Reporting Persons, agreed in principle, subject to further negotiation and the execution of definitive agreements, to purchase $35 million of Additional Notes from the Company (the "Convertible Notes Purchase"). The Additional Notes will be issued pursuant to Section 2.03 of the Company's existing Indenture ("Indenture"), dated as of December 16, 2021, with U.S. Bank National Association as Trustee and the other parties thereto, governing the Company's existing 10.00% / 12.00% Convertible Senior Secured PIK Toggle Notes due 2030, which will be amended to provide for, among other things, a change in the conversion price of all Convertible Senior Secured Notes issued under the Indenture from $3.50 to $1.30 per ordinary share of the Company, par value $0.001.

In addition to the Convertible Notes Purchase, MCM also: (1) agreed that it would consent to the Company issuing $25 million of Series A Convertible Preferred Shares with a liquidation value of $1,000 per share to Yorkville Advisors Global, LP or its designee; (2) waived its participation rights with respect to a $35 million common equity offering by the Company; and (3) agreed to vote its voting securities to approve the repricing of certain existing options granted to Company employees and the creation, reservation and authorization of a new management option pool.

Shareholder Agreement

On August 5, 2026, MCM and the Company also agreed to a form of Shareholder Agreement that will be executed in connection with the closing of the Convertible Notes Purchase. Pursuant to the Shareholder Agreement, the Company is required to increase the size of its board of directors (the "Board") to nine and MCM shall be entitled to nominate for election a number of individuals (not less than zero) to serve as directors on the Board (the "Specified Directors") that is equal to (X) the product, rounded to the nearest whole number, of (i) the percentage of Ordinary Shares beneficially owned by MCM at the relevant time multiplied by (ii) the size of the whole Board at the relevant time minus (Y) the number of Appointed Directors (as defined in the Company's Articles of Association) serving on the Board at such time. Additionally, so long as MCM beneficially owns at least 10% of the Company's Ordinary Shares, MCM may designate a number of Specified Director(s) (not less than zero) to serve on each of the Board's committees that is equal to (X) the product, rounded to the nearest whole number, of (i) the percentage of Ordinary Shares beneficially owned by MCM at the relevant time multiplied by (ii) the size of the whole applicable committee at the relevant time minus (Y) the number of Appointed Directors serving on each such committee at such time. The Shareholder Agreement further sets out the requirements for MCM's director nominees and committee members and the nomination process and certain other matters.

The Shareholder Agreement also provides that the Company shall take all necessary action to duly call, give notice of, convene and hold an Annual or Extraordinary General Meeting of the shareholders of the Company as promptly as possible following the date of the Term Sheet (and in any event by September 15, 2026) to vote on certain amendments to the Company's Articles of Associations (the "Articles Amendments"), recommend that the shareholders of the Company vote in favor of the Articles Amendments and use commercially reasonable efforts to obtain shareholder approval thereof. The Shareholder Agreement will terminate with immediate effect upon the earlier of (a) the adoption by the Company of the Articles Amendments and (b) such time as MCM ceases to beneficially own at least 10% of the Company's Ordinary Shares.

The descriptions of each of the Term Sheet and the Shareholder Agreement are qualified in their entirety by reference to the full text of such documents, which is filed herewith as Exhibit 22 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 21: Transactions
Exhibit 22: Comprehensive Financing Term Sheet (including Form of Shareholder Agreement)

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Stressed Credit Master Fund, L.P.: By: Mudrick Stressed Credit Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Stressed Credit Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Opportunity Co-Investment Fund, L.P.: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Opportunity Co-Investment Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund III GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Co-Investment Opportunity III, L.P.: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)
- Mudrick Co-Investment Opportunity III GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/06/2026)